CM

09056613

SE[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC

SEC FILE NUMBER
8-23936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 North Regent Street – Suite 513
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jerry Korn — (973) 548-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KQ 3/24

OATH OR AFFIRMATION

I Paul Konsig and Jerry Korn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The GMS Group, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Signature

CFO

Title

Sandra I. Braun
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 11, 2013
I.D. #2301497

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GMS GROUP
5N Regent Street, Suite 513 ■ Livingston, New Jersey 07039

****

Statement of Financial Condition

December 31, 2008

****

973.535.5000 ■ 800.453.6230 ■ Fax 973.535.6304 ■ Member NASD and SIPC
When You Think Tax Free... Think GMS

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 447,759
Securities owned at fair value	58,452,010
Interest receivable	943,462
Notes receivable	320,578
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $922,876	231,128
Due from member and affiliated company	22,008
Employee loans and advances	121,772
Prepaid expenses	417,095
Other assets	402,998
Total assets	**$ 61,358,810**
Liabilities and Member's Equity	
Liabilities	
Payable to clearing broker	$ 20,203,721
Securities sold, not yet purchased, at fair value	6,220,646
Accrued compensation	4,774,522
Accounts payable and other liabilities	812,829
Total liabilities	32,011,718
Commitments and Contingencies	
Member's equity	29,347,092
Total liabilities and member's equity	**$ 61,358,810**

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The liability of the member for the losses, debts and obligations of the Company is generally limited to their capital contributions. The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in buying, selling and underwriting municipal securities.

The Company clears all of its securities transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker") on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

The Company transacts its business with customers located throughout the United States of America.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Owned

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Income Taxes

The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statement for the year ended December 31, 2008. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statement.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 55,369,148	$ 759,126
U.S. Government obligations	227,183	3,076,050
Corporate stocks	207,308	-
Corporate and other debt	2,648,371	2,385,470
	$ 58,452,010	$ 6,220,646

4. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 260,714
Equipment	893,290
	1,154,004
Accumulated depreciation	(922,876)
	$ 231,128

5. Notes Receivable

The Company provides financing to selected projects based on signed agreements. These notes receivable bear annual interest at rates ranging from 5% to 11%, and have various maturity dates. At December 31, 2008, interest accrued on these notes amounted to $5,500 and is included in notes receivable.

The notes mature as follows:

Year Ending December 31,	Amount
2010	$ 15,078
2011	305,500
	$ 320,578

6. Related Party Transactions

The Company makes non-interest bearing advances to employees. At December 31, 2008, the Company had $121,772 of loans and advances to employees.

The Company advanced funds to the Company's sole member amounting to $16,950 at December 31, 2008. The balance due from the Company's sole member is non-interest bearing and due on demand.

The Company advanced loans to an affiliated company in the amount of $5,058. The loan is non-interest bearing and due on demand.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died.

7. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) are the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management based on information provided by outside legal counsel, the outcome of these matters are not expected to have a material adverse effect on the Company's financial condition.

Leases

The Company occupies office space and uses equipment under various noncancelable operating leases, some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses, expiring at various dates through 2016. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2009	$ 1,006,360
2010	572,427
2011	542,772
2012	556,211
2013	575,129
Thereafter	1,615,961
	$ 4,868,860

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital at the greater of $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital of $22,921,098 which exceeded its required net capital of $366,163 by $22,554,935. At December 31, 2008, the Company had aggregate indebtedness of $5,492,439. The ratio of aggregate indebtedness to net capital was 0.24 to 1.

9. Fair Value of Financial Instruments

The Company adopted SFAS No. 157 as of January 1, 2008, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2008.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$55,369,148	$18,474,945	$35,766,953	$1,127,250
U.S. Government obligations	Asset	227,183	227,183	-	-
Corporate stocks	Asset	207,308	207,308	-	-
Corporate and other debt	Asset	2,648,371	2,648,371	-	-
Total owned	Asset	$58,452,010	$21,557,807	$35,766,953	$1,127,250

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$ 759,126	$ 759,126	$ -	$ -
U.S. Government obligations	Liability	3,076,050	3,076,050	-	-
Corporate stocks	Liability	-	-	-	-
Corporate and other debt	Liability	2,385,470	2,385,470	-	-
Total sold, not yet purchased	Liability	$6,220,646	$6,220,646	$ -	$ -

10. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or clearing broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The Company's trading activities include the purchase and sale of commodities futures. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The U.S. economy is currently experiencing a significant contraction and may see further deterioration. The uncertain financial market could adversely affect the Company's business. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

12. Subsequent Event

During January 2009, the Company made forgivable loans to employees amounting to approximately $1,391,000.

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Members
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The GMS Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 20, 2009